August 31, 2015

Jeffrey P. Riedler

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NovaBay Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A Filed on August 21, 2015
File No. 001-33678

Dear Mr. Riedler:

Thank you for your letter dated August 28, 2015 setting forth the Securities and Exchange Commission (“SEC”) staff comments on the above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the SEC on August 21, 2015. This response letter to Staff comments is being filed by NovaBay Pharmaceuticals, Inc. (“NovaBay”). For convenience of the Staff, the comments received have been reproduced below with NovaBay’s response to each comment following.

This response letter has been filed via EDGAR, tagged as “CORRESP.”

1.

We note your statements in Proposal 1, “The additional shares that will be authorized if this Proposal One is approved may be used for various purposes. These purposes may include: raising capital; establishing strategic relationships with other companies; expanding our business through the acquisition of other businesses, products or technologies; and other purposes.” Please provide proposed disclosure to be included in your definitive proxy statement describing any current plans, agreements or arrangements, whether written or oral, to issue any of the newly authorized shares that will be available if Proposal 1 is approved. If you have no such plans, agreements or arrangements please revise your disclosure to so state.

Response: NovaBay does not have any current plans, agreements or arrangements, whether written or oral, to issue any of the newly authorized shares that will be available if Proposal One is approved. However, we note that NovaBay has disclosed in the proxy statement that (i) the liquid resources currently available to fund NovaBay’s business are likely insufficient in the near future and (ii) NovaBay may need to raise additional capital to continue our operations and for our common stock to continue to be listed on the NYSE. To address the Staff’s comment, NovaBay will include additional disclosure in NovaBay’s definitive proxy statement, such that the referenced paragraph below in Proposal One of the NovaBay proxy statement will now read as follows (added language is underlined):

 Jeffrey P. Riedler

August 31, 2015

“The additional shares that will be authorized if this Proposal One is approved may be used for various purposes. These purposes may include: raising capital; establishing strategic relationships with other companies; expanding our business through the acquisition of other businesses, products or technologies; and other purposes. NovaBay does not have any current plans, agreements or arrangements, whether written or oral, to issue any of the newly authorized shares that will be available if Proposal One is approved. NovaBay, however, may raise capital in the future to address its liquidity needs and to regain compliance with the NYSE Market continued listing standards. If this Proposal One is not approved by our stockholders, it is possible that our financing and business development alternatives may be limited by the lack of unissued and unreserved authorized shares of common stock, and stockholder value may be harmed by this limitation. In short, if our stockholders do not approve this Proposal One, we may not be able to access the capital markets, complete corporate collaborations or partnerships, and pursue other business opportunities integral to our growth and success. Even if this Proposal One is approved by our stockholders, there is no assurance that we will be successful in raising additional funds or pursuing other business opportunities.”

2.

We note that you have left blanks in the fifth paragraph of Proposal 1 for the number of shares reserved for issuance under your equity compensation plans, shares of common stock issuable for outstanding options and warrants and the number of shares authorized that remain available for issuance. Please provide proposed disclosure to be included in your definitive proxy statement to provide this information.

Response: As our record date is September 2, 2015, it is possible that the share amounts as of this date could adjust prior to filing our definitive proxy statement, but as of August 31, 2015, such numbers are as follows:

“Of the 120,000,000 shares of our common stock currently authorized, as of the close of business on August 31, 2015, there were 74,813,656 shares of common stock outstanding. In addition to the shares of common stock outstanding on August 31, 2015, an aggregate of 8,694,000 shares were reserved for issuance under our equity compensation plans. In addition, we have reserved for future issuance 26,786,000 shares of common stock for outstanding options and warrants, which leaves 9,706,344 authorized shares of common stock that remain available for issuance by us.”

On behalf of NovaBay, this is to acknowledge that:

●	NovaBay is responsible for the adequacy and accuracy of the disclosure in the filing;

Jeffrey P. Riedler

August 31, 2015

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	NovaBay may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention to NovaBay’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. If you wish to discuss any of the foregoing responses to your comments, please call me at (510) 899-8870.

Very truly yours,

/s/ Justin Hall

Justin Hall

Associate General Counsel